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                                                                    EXHIBIT 99.1

THURSDAY OCTOBER 12, 7:59 AM EASTERN TIME

PRESS RELEASE

SOURCE: Rediff.com India Limited

REDIFF.COM REPORTS 53% REVENUE GROWTH AND 39% DECREASE IN LOSS PER ADS FOR THE SECOND FISCAL QUARTER

MUMBAI, India, Oct. 12/PRNewswire/-- Rediff.com India
Limited (Nasdaq: REDF - news), one of India's leading Internet portals focussing on India and the global Indian community, today announced its financial results for the quarter ended September 30, 2000.

    HIGHLIGHTS

    - Net revenues increased by 53 percent compared to quarter ended June 30, 2000.

    -   Gross margins improved to 65 percent

    -   Loss per ADS decreased by 39 percent over previous quarter to US$0.082

    - Rediffmail subscribers increased over 100 percent to a record 2.1 million as of September 30, 2000

    - Page views for the month of September were 158 million, a 46 percent increase over June 2000.

    - Rediff.com signed WAP agreements with leading cellular operators Birla -AT&T-Tata Cellular and Spice Cell

"I am pleased to report that the Company continues to successfully execute on its business plan and attain key operating and financial milestones. Our achievements on all key parameters of the business have been extremely encouraging," said Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Limited. "Strong revenue growth, robust increase in traffic and registered users and a definitive reduction in loss demonstrates that the fundamentals of the Company remain strong," concluded Ajit Balakrishnan.

Financial Results

Rediff.com net revenues for the quarter ended September 2000 increased to US$
1.34 million, representing an increase of 53 percent over the quarter ended June 30, 2000 and 306 percent over the corresponding quarter of 1999.

Rediff.com Marketplace revenues accounted for 7 percent of net revenues, an increase from 5.8 percent of net revenues in the previous quarter. In absolute terms, Marketplace revenues grew by 86 percent over the previous quarter ended June 30, 2000.

Page views for the month of September were 158 million representing a growth of 46 percent over June 2000. Page views increased to a record 396 million for the quarter ended September



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2000, a 465 percent increase over the same quarter in 1999. Registered e-mail users grew to 2.1 million representing over a 100 percent increase from the previous quarter. This growth was achieved primarily on strong brand values and product features coupled with the ability to scale technology quickly and efficiently.

Net revenues per 1000 page views at US$3.37, reflect a consistent monetization of the traffic.

Gross margins improved to over 65 percent from 61 percent for the previous quarter as the company continued to scale up the business model. Expenses in Sales & Marketing and Product Development were maintained at previous quarter levels. General & Administrative expenses were higher than previous quarters, on account of expenses arising as a result of being listed.

Net loss per ADS (after interest income but before foreign exchange gains) decreased 39% percent to US$0.082 from US$0.134 in the previous quarter. Net loss improved to US$0.11 million compared to the net loss of US$ 2.87 million for the previous quarter.

Additional Highlights

Rediff.com Marketplace

The company continued to extend its strategy to help global brands sell their products and services online at the Rediff.com Marketplace by signing multiple agreements with leading international brands - National Panasonic, Electrolux and General Motors. Nike was among the early brands to be part of Marketplace and continues to sell its products online.

Distribution

To further increase Rediff.com's distribution network through wireless application protocol (WAP), the company signed agreements with Birla AT&T - Tata Cellular and Spice Cell for the high density circles, in the Indian states of Andhra Pradesh, Goa, Maharashtra, Karnataka and the city of Calcutta. Orange continues to provide its users access to Rediff.com content through the RediffMobile edition for the Indian cities of Mumbai and Delhi.

The company also signed an agreement with BSES Telecom to provide Rediff.com content and services to BSES Telecom subscribers in Mumbai, India. BSES Telecom is one of the first ISP's to provide broadband Internet services to consumers in India. Rediff.com also has agreements with several other ISP's to provide similar services to their respective subscribers.

Strategic Alliances/Sponsorships

In September, Rediff.com entered into a strategic partnership with ICICI Limited, one of India's leading financial intermediary, to provide exclusive content and services to its users in the categories of travel and bill payment. Separately, Rediff.com integrated FootForward.com, a women's portal, into its fold.

Also in September, Rediff.com launched its Olympics channel to provide users with detailed coverage on the Olympics. The channel was sponsored by international brands including Xerox, Panasonic, Ericsson, Electrolux, Alliance Capital, Castrol and other leading companies.

About Rediff.com



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Founded in 1996, Rediff.com India Limited is one of the leading Internet portals, focussing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users. The company also has a U.S. edition of its site, with content relevant to the Indian community in the United States.

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with consumer transactions, widespread adoption of the internet, as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

                              SUMMARY OF OPERATIONS
                                  (US$ million)

                                               Quarter Ended

                                 Sept 30, '00   June 30, '00   Sept 30, '99
Net Revenues                          1.34          0.87          0.33

Gross Margin                          0.87          0.53          0.20
Gross Margin %                          65%           61%           61%

Selling & Marketing                  (2.32)        (2.36)        (0.28)
Product Development                  (0.52)        (0.47)        (0.15)
General & administrative             (0.83)        (0.60)        (0.29)

Total Operating Expenses             (3.68)        (3.43)        (0.72)

EBITDA                               (2.80)        (2.90)        (0.52)

Depreciation/Amortization            (0.25)        (0.19)        (0.03)

EBIT                                 (3.05)        (3.09)        (0.55)

Interest Income                       0.95          0.22          0.00

Net Loss before
 Foreign Exchange gain               (2.09)        (2.87)        (0.55)

Foreign Exchange Gain                 1.99          0.00          0.00

Loss before tax                      (0.10)        (2.87)        (0.55)

Tax                                  (0.01)         0.00          0.00



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
Loss after tax                       (0.11)        (2.87)        (0.55)

EBIT Per ADS                        (0.119)       (0.144)

Net Loss before
 Foreign Exchange gain Per ADS      (0.082)       (0.134)

Note:

The above net revenues have been restated for the prior periods as applicable. The new Rediff.com Marketplace is a low touch model where the Company assumes no inventory risk. Consistent with this model we have disclosed Marketplace revenues on a net basis, i.e. net of cost of goods sold.

SOURCE: Rediff.com India Limited